Prospectus Supplement No. 4 (to Prospectus dated April 23, 2010)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-162582

ALEXZA PHARMACEUTICALS, INC.

Common Stock

This Prospectus Supplement No. 4 supplements and amends the prospectus dated April 23, 2010 (the “Prospectus”), as supplemented and amended by that certain Prospectus Supplement No. 1 dated October 26, 2010, that certain Prospectus Supplement No. 2 dated March 15, 2011 and that certain Prospectus Supplement No. 3 dated December 1, 2011 (together the “Supplements”), that forms a part of our Registration Statement on Form S-3 (Registration No. 333-162582), relating to the offer and sale of up to 15,403,324 shares of our common stock, which includes up to 7,296,312 shares of our common stock issuable upon the exercise of warrants, by the selling stockholders listed on page 6 of the Prospectus, as amended by the Supplements, including their donees, pledgees, transferees or other successors-in-interest. We will not receive any proceeds from any resale of the shares of common stock being offered by the Prospectus, the Supplements and this prospectus supplement. We will, however, receive the net proceeds of any warrants exercised for cash.

This prospectus supplement should be read in conjunction with the Prospectus and the Supplements. This prospectus supplement updates and supplements the information in the Prospectus and the Supplements. If there is any inconsistency between the information in the Prospectus, the Supplements and this prospectus supplement, you should rely on the information in this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and the Supplements, including any amendments or supplements thereto.

Our common stock is traded on the Nasdaq Global Market under the trading symbol “ALXA.” On May 6, 2013, the last reported sale price of our common stock was $4.33 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties incorporated by reference into the Prospectus under the heading “Risk Factors” contained on page 4 of the Prospectus, and under similar headings in the other documents that are filed after the date of the Prospectus and incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of the Prospectus, the Supplements or this prospectus supplement. Any representation to the contrary is a criminal offense.

We are filing this prospectus supplement to reflect the transfer (1) by PW Eucalyptus Fund Ltd. of a warrant and the 2,159.988 shares of common stock registered for such entity that are issuable upon exercise of such warrant, pursuant to the Prospectus, effective March 5, 2012, to OTA LLC in the amounts set forth below, and (2) by BB Alpha Health of two warrants and the 7,758.558 and 3,499.981 shares of common stock registered for such entity that are issuable upon exercise of each warrant, respectively, pursuant to the Prospectus, effective January 7, 2013, to Bellevue Asset Management AG, each in the amounts set forth below. This prospectus supplement does not impact any other selling stockholders set forth in the table appearing under the caption “Selling Stockholders” on page 6 of the Prospectus, as amended and supplemented by the Supplements, other than to update the ownership information for the foregoing entities to reflect information provided to us by such entities as of the dates set forth in the footnotes to such table, which, as so amended and supplemented, we refer to herein as the Selling Stockholder Table. For purposes of this table, certain of our outstanding warrants that may be exercisable for fractional shares have been rounded down to the nearest whole number.

The Selling Stockholder Table is hereby amended and supplemented by (i) deleting the reference therein to “BB Alpha Health,” and the shares held by such entity, (ii) adding the selling stockholder “Bellevue Asset Management AG” and the shares registered for such entity as identified in the table below, (iii) deleting the reference therein to “PW Eucalyptus Fund, Ltd.,” and the shares held by such entity, (iv) amending the reference therein to “OTA LLC” and the shares registered for such entity to read in its entirety as set forth in the table below, (v) adding footnote (32) to read as set forth in the table below, and (vi) amending footnotes (1) and (29) in their entirety to read as set forth in the table below. For purposes of this prospectus supplement, the applicable percentage of ownership in the table below for each selling stockholder is based upon (x) an aggregate of 15,796,355 shares of our common stock issued and outstanding as of May 6, 2013 and (y) the shares of common stock issuable to such selling stockholder upon exercise of the warrants held by such selling stockholder.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Before the Offering	Maximum Number of Shares of Common Stock to be Offered	Number of Shares of Common Stock Beneficially Owned After the Offering	Percentage Ownership After Offering
OTA LLC(29)	53,999.709	2,159.988	56,159.697	*

Bellevue Asset Management AG(32)	—	11,258.539	11,258.539	*

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that can be acquired under options or warrants that are currently exercisable, or which will become exercisable no later than 60 days after February 28, 2010, or the date specified in any prospectus supplement, as applicable, are deemed outstanding for the purposes of computing the percentage of the person holding such options or warrants, but not deemed outstanding for the purposes of computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown beneficially by them.
(29)	Ownership is based upon information provided by OTA LLC on March 12, 2012.
(32)	Ownership is based upon information provided by Bellevue Asset Management AG on January 7, 2013.

The date of this prospectus supplement is May 7, 2013